UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Resignation of Director

On July 10, 2024, Mr. Michael Viotto tendered his resignation as a director and a member of the Audit Committee, the Compensation Committee and the Nominating Committee of Visionary Holdings Inc. (the “Company”). Mr. Viotto’s decision to resign did not arise or result from any disagreement with the Company.

Appointment of Director

On July 18, 2024, the Board of Directors of the Company confirmed its decision, initially made on June 6, 2024, to appoint Mr. Zhong Chen, the Company’s chief executive officer and chief financial officer, as a director of the Company.

On July 18, 2024, Mr. Marc Kealey, a director of the Company, was appointed as successor member of Audit Committee, Nominating Committee, Compensation Committee, succeeding the previous member Mr. Michael Viotto. Mr. Kealey is an independent director under the applicable rules and regulations of the Securities and Exchange Commission and rules of Nasdaq. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Kealey was selected as a director.

Notice of Special Meeting of Shareholders and Proxy Materials

Visionary Holdings Inc., an Ontario corporation, hereby furnishes notice of the special meeting of shareholders (the “Special Meeting”), the proxy statement and the form of the proxy card for the Special Meeting to be held online on August 9, 2024, at 10:00 am (EDT). Copies of the notice of the Special Meeting, the proxy statement and the form of the proxy card are attached to this Form 6-K as Exhibits 99.1, 99.2, 99.3, respectively.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Notice of the Special Meeting set for August 9, 2024
99.2	Proxy Statement
99.3	Form of Proxy

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: July 19, 2024	By:	/s/ Zhong Chen
Zhong Chen
Chief Executive Officer

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